Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

PJT Partners LP

280 Park Avenue

New York, NY 10017

February 22, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Thomas Jones

Re:	Colicity Inc.
Registration Statement on Form S-1
Registration File No. 333-252811

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, for itself and as representatives of any other underwriters, hereby joins the request of Colicity Inc. (the “Company”) that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission to 4:00 p.m., Eastern Time, on February 23, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Winston & Strawn LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated February 22, 2021.

i.	Dates of distribution: February 22, 2021

ii.	Number of prospective underwriters to which the preliminary prospectus was furnished: 2

iii.	Number of prospectuses expected furnished to underwriters, dealers, institutions, and others: approximately 2,325

We, the undersigned, as representative,es of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Sincerely,

Goldman Sachs & Co. LLC

By:	/s/ Olympia McNerney

Name:	Olympia McNerney

Title:	Managing Director

PJT Partners LP

By:	/s/ Michael O’Donovan

Name:	Michael O’Donovan

Title:	Partner